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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

August 19, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0840
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(b) On August 18, 2005 the Executive Committee of the Board of Directors of Torvec, Inc. received a report from the independent special counsel firm it had hired to investigate the relationship between Torvec, Inc. and CXO on the GO of Delaware, LLC and more specifically the actions and/or omissions of Messrs. Philip A. Fain and Read D. McNamara.

As a result of that report, the Committee unanimously voted to remove Philip A. Fain as Chief Executive Officer and Chief Financial Officer of the company effective August 19, 2005, and to remove Read D. McNamara as Chairman of the Board of Directors of the company, effective August 19, 2005.

Mr. Fain's and Mr. McNamara's position as directors of the company is unaffected by this decision. However, the Executive Committee has requested that Mr. Fain and Mr. McNamara each resign as Directors of the Company.

(c) At the same meeting of the Executive Committee Mr. James A. Gleasman was unanimously elected Chief Executive Officer and interim Chief Financial Officer of the company, effective August 19, 2005. Mr. Gary Siconolfi was unanimously elected Chairman of the Board of Directors, effective August 19, 2005.

Mr. Gleasman was, with his father Vernon E. Gleasman and his brother Keith E. Gleasman (President of Torvec), a co-founder of the company and his business background includes the following:

- Life-long entrepreneur.
- Skilled in management, finance, strategic planning, organizing and marketing.
- Principal inventor of the infinitely variable transmissions (IVT); co-inventor of several other patented inventions.
- Established manufacturing of the Torsen® Differential in Argentina, Brazil, etc.
- Former principal with two companies formerly owned by the Gleasman family.
- Set business strategies for small companies' dealings with large companies.
- Joint venture partner with Clayton Brokerage Co. of St. Louis, MO.
- Owned financial-consulting business.
- Negotiated with numerous Asian Corporations (including Mitsubishi and Mitsui).
- Educated in Asian philosophy, business practices and culture.

Mr. Siconolfi was the owner and general manager of Panorama Dodge, Inc., Penfield New York from 1994-1995 and of Panorama Collision, Inc., East Rochester, New York from 1989-1995. He started and managed a highly successful auto/truck dealership and collision business, building the business to annual sales of $20 million, with 5 departments and 65 employees.

Prior to opening the dealership and collision business, Mr. Siconolfi acquired an excellent foundation in the automotive business, working in sales, sales management and general management at Vanderstyne Ford, Schrieber Buick, Judge Motor Corporation and Meisenzahl Auto Parts, all in the Rochester area. He has completed 100+ programs sponsored by Chrysler Corporation, Ford Motor Company and General Motors in fields such as management, sales management, sales, customer relations, human resources and service training. He earned numerous awards given by these companies.

A very active participant in his community, Mr. Siconolfi is currently involved in commercial real estate.

A press release announcing the changes in management as described herein follows:

ROCHESTER, N.Y., August 19, 2005/PRNewswire-FirstCall/ -- Torvec, Inc. (OTC: TOVC.OB - News) announced today that Philip Fain has been removed from the positions of Chief Executive Officer and Chief Financial Officer and Read McNamara has been removed as Chairman of the Board. The removal was voted on by the Executive Committee of the Company's Board of Directors, which is composed of a majority of the entire Board of Directors of the company and a majority of its current independent number of directors. The Executive Committee has engaged an independent special counsel to conduct an investigation involving Messrs. McNamara and Fain. While Messrs. Fain and McNamara continue to serve as directors of the Company, based upon the contents of a report received from such independent counsel, the Executive Committee removed Mr. Fain from his officer positions and removed Mr. McNamara as Chairman effective August 19, 2005. The Executive Committee has elected Gary Siconolfi as Chairman of the Board, and James Gleasman as Chief Executive Officer and interim Chief Financial Officer, effective August 19, 2005.

The Executive Committee's actions are intended to permit the Company to return to normal operations. Due to the circumstances, the Company will not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 in a timely manner. The Company expects to file this Quarterly Report next week.

About Torvec, Inc.

Torvec, Inc., based in Rochester, New York, develops advanced automotive technologies that increase transportation safety, mobility, fuel efficiency and reduce soot emissions. Torvec owns the technologies for an Infinitely Variable Transmission that reduces diesel soot emissions, a Fast Tracked Vehicle (FTV(™)) that goes where no 4x4 can, novel designs of hydraulic pumps and constant velocity joints, and Ice Technology to increase tire traction on ice and de-ice windshields. Torvec's founders invented the famous Torsen(®) differential used in high-performance vehicles. To learn more about Torvec's many technologies and view a video of its FTV(™), visit http://www.torvec.com.

This news release contains forward-looking statements that are based on current expectations, estimates and projections about the company and its plans for future operation, as well as management's beliefs and assumptions. Words such as "expects," "anticipates," intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>August 19, 2005</u>

Torvec, Inc.
(Registrant)

By: <u>/S/KEITH E. GLEASMAN</u>
Keith E. Gleasman
President